FORM 4

UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP

Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934, Section 17(a) of the Public Utility
Holding Company Act of 1935 or Section 30(h) of the Investment Company Act of 1940

[] Check this box if no longer subject to Section 16. Form 4 or Form 5 obligations may continue. See Instruction 1(b). (Print or Type Responses)

1. Name and Address of Reporting Person* Deprey Terese M.	2. Issuer Name and Ticker or Trading Symbol Denmark Bancshares, Inc.						6. Relationship of Reporting Person(s) to Issuer (Check all applicable) X Director 10% Owner X Officer (give Other (specify title below) below) Vice President
(Last) (First) (Middle) 5588 Damsel Ln.	3. I.R.S. Identification Number of Reporting Person, if an entity (Voluntary)			4. Statement for Month/Day/Year 12/30/2002
(Street) Denmark, WI 54208				5. If Amendment, Date of Original (Month/Day/Year)			7. Individual or Joint/Group Filing (Check Applicable Line) X Form filed by One Reporting Person Form filed by More than One Reporting Person
(City) (State) (Zip)	Table I - Non-Derivative Securities Acquired, Disposed of, or Beneficially Owned
1. Title of Security (Instr. 3)	2.Trans- action Date	2A. Deemed Execution Date, if any	3. Trans- action Code (Instr. 8)		4. Securities Acquired (A) or Disposed of (D) (Instr. 3, 4 and 5)			5. Amount of Securities Beneficially Owned Following Reported Transaction(s) (Instr. 3 and 4)	6. Owner- ship Form: Direct (D) or Indirect (I) (Instr. 4)	7. Nature of Indirect Beneficial Ownership (Instr. 4)
	(Month/ Day/ Year)	(Month/ Day/ Year)	Code	V	Amount	(A) or (D)	Price
Common Stock	12/30/02		G	V	42	A		264 (1)	I	As Custodian
								60 (1)	I	By Husband as Custodian
								2,720 (1)	D

Reminder: Report on a separate line for each class of securities beneficially owned directly or indirectly.

* If the form is filed by more than one reporting person, see Instruction 4(b)(v).
1. Title of Derivative Security (Instr. 3)	2. Conver- sion or Exercise Price of Deri- vative Security	3. Trans- action Date (Month/ Day/ Year)	3A. Deemed Execution Date, if any (Month/ Day/ Year)	4. Trans- action Code (Instr. 8)		5. Number of Deriv- ative Securities Acquired (A) or Disposed of (D) (Instr. 3, 4 and 5)		6. Date Exer-cisable and Expiration Date (Month/Day/ Year)		7. Title and Amount of Underlying Securities (Instr. 3 and 4)		8. Price of Deriv- ative Secur- ity (Instr. 5)	9. Number of Deriv- ative Secur- ities Bene- ficially Owned Follow- ing Reported Trans- action(s) (Instr. 4)	10.Owner- ship Form of Deriv- ative Security: Direct (D) or Indirect (I) (Instr. 4)	11. Nature of Indirect Benefi-cial Owner- ship (Instr. 4)
								Date Exer- cisable	Expira- tion Date	Title	Amount or Number of Shares
				Code	V	(A)	(D)

Explanation of Responses:

(1) Reflects additional shares acquired June 11, 2002, in a two-for-one stock split.

**Intentional misstatements or omissions of facts constitute Federal Criminal Violations. 12/31/02

See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a). ** Signature of Reporting Person Date

Note: File three copies of this Form, one of which must be manually signed. If space is insufficient, Terese M. Deprey see Instruction 6 for procedure.